UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2022 Extraordinary General Meeting of Shareholders

On September 8, 2022, Forafric Global PLC (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”) of which 21 days’ notice had been given, specifying the intention to propose special resolutions pursuant to section 201 of the Companies Act 2014 of Gibraltar. The following matters were submitted to a vote of the Company’s shareholders at the Meeting:

1. That the Buy Back Contract, between NOMIS BAY LTD and BPY LIMITED and the Company is approved;

2. That the Buy Back Contract, between K2 PRINCIPAL FUND L.P. and the Company is approved; and

3. That the Buy Back Contract, between POLAR MULTI-STRATEGY MASTER FUND and the Company is approved.

At the Meeting, a total of 18,233,851 ordinary shares of the Company voted in person or by proxy, out of 26,456,844 (68.91%) ordinary shares entitled to vote at the Meeting. Set forth below are the number of votes cast for, against, abstained, as to each matter:

	For	Against	Abstained

Proposal 1
To approve the Buy Back Contract, between NOMIS BAY LTD and BPY LIMITED and the Company	18,233,098	753	0

Proposal 2
To approve the Buy Back Contract, between K2 PRINCIPAL FUND L.P. and the Company	18,233,097	754	0

Proposal 3
To approve the Buy Back Contract, between POLAR MULTI-STRATEGY MASTER FUND and the Company	18,233,098	753	0

On September 9, 2022, the investors referenced above elected, pursuant to the terms of the Forward Share Purchase Agreements, dated June 8, 2022, to have the Company acquire a total of 1,179,722 ordinary shares of the Company for an aggregate purchase price of $12,740,998, or $10.80 per share, which acquisition was conducted pursuant to the terms of the Buy Back Contracts. The shares acquired by the Company will be cancelled.

Entry into a Material Definitive Agreement

On September 8, 2022, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Lighthouse Capital Limited, a company incorporated under the laws of Gibraltar (the “Subscriber”), who is the holder of 64.5% of the Company’s outstanding ordinary shares.

Upon completion of the Company’s business combination with Globis Acquisition Corp. (“Globis”) and Forafric Agro Holdings Limited (“FAHL”), and pursuant to the terms of a Securities Purchase Agreement dated December 19, 2021 as amended April 20, 2022 and June 8, 2022, between the Company, the Subscriber, Globis and FAHL, the Company owed the Subscriber $20 million as part of the consideration paid to Subscriber in consideration for the business combination with interest accruing at the rate of 8% per annum from June 8, 2022 (the “Business Combination Consideration”).

Pursuant to the Subscription Agreement, the Company, with authority granted by the board of directors at a meeting held on September 8, 2022, agreed to issue and allot 1,550,000 ordinary shares, par value $0.001 (the “Shares”) in consideration for US$ 12,400,000, which amount shall be settled in full by the Subscriber by the partial set-off of the Business Combination Consideration as follows:

(i)	USD 12,000,000 in respect of capital; and
(ii)	USD 400,000 in respect of accrued interest from 8th June 2022 at 8% per annum.

Additionally, the Company entered into a Warrant Agreement (the “Warrant Agreement”) with the Subscriber, pursuant to which the Company agreed to issue 516,666 Warrants (the “Warrants”) to the Subscriber, each of which entitles the holder to purchase one ordinary share of the Company, par value $0.001 (the “Ordinary Share”), at an exercise price of $11.50 per Ordinary Share (the “Exercise Price”). The Warrants are exercisable in cash for a period of 5 years.

The foregoing description of the Subscription Agreement and Warrant Agreement do not purport to be complete and are qualified in its entirety by reference to the complete text of the Subscription Agreement and the Warrant Agreement, which are filed hereto as Exhibit 10.1 and Exhibit 10.2, respectively.

Exhibits

Exhibit No.	Description
10.1	Form of Subscription Agreement
10.2	Form of Warrant Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: September 13, 2022	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director
(Principal Executive Officer)